                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No.  )




                              BancFirst Ohio Corp.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   059450106
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement ___.    (A fee
is not required only if the filing person:


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on the following page(s)

                                  SCHEDULE 13G

 CUSIP NO. 059450-10-6                                                                 PAGE 2 OF 5 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | First Financial Services Group, N.A.                                                              |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ X ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Zanesville, Ohio   U.S.A.                                                                         |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  104,150                                                        |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |  218,664                                                        |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  322,814                                                        |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |  115,673                                                        |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 438,487                                                                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                     [   ] |
|     | N/A                                                                                         ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     | 11%                                                                                               |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                                                                   |
-----------------------------------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON  D.C.  20549

                                  SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                               (Amendment No.  )

ITEM 1 (A).  NAME OF ISSUER:


-----------------------------------------------------------------------------


ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


-----------------------------------------------------------------------------

-----------------------------------------------------------------------------


ITEM 2 (A).  NAME OF PERSON FILING:


-----------------------------------------------------------------------------


ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:


-----------------------------------------------------------------------------

-----------------------------------------------------------------------------


ITEM 2 (C).  PLACE OF ORGANIZATION:

State of Ohio
-----------------------------------------------------------------------------


ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

Common Stock
-----------------------------------------------------------------------------


ITEM 2 (E).  CUSIP NUMBER:


-----------------------------------------------------------------------------


ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                     13D - 2 (B), INDICATE TYPE OF PERSON FILING:



-----------------------------------------------------------------------------

ITEM 4.  OWNERSHIP:

          (a)  Amount of beneficially owned:                                             shares
                                                                            ---------------------
          (b)  Percent of class:                                                         %
                                                                            ---------------------
          (c)  Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote
                                                                                         --------
             (ii) Shared power to vote or to direct the vote
                                                                                         --------
            (iii) Sole power to dispose or to direct the disposition of
                                                                                         --------
             (iv) Shared power to dispose or to direct the  disposition of
                                                                                         --------


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


          --------------

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities. Those persons whose interest relates to more than five percent of the class are:


          ----

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Identification:
                           ---------------------
          Classification:
                           ---------------------

                           ---------------------

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:


          --------------

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:


          --------------

ITEM 10.  CERTIFICATION

The undersigned expressly declares that the filing of the Schedule 13G shall not be construed as an admission that the undersigned is, for purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.


By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  Signature(s)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: ______________


By: /s/ Robert M. Butler
    --------------------
    Robert M. Butler
    President & CEO

                                                         BANCFIRST OHIO CORP

                                                  BANCFIRST OHIO CORP SHAREHOLDERS
ACCOUNT NUMBER/ACCOUNT NAME                           ADDRESS                                               PROXY SHS GOC SHS VOTING
Revised 3/31/98
0 1 8484 00 MARY LOUISE TOBIN ESTATE                                                                                     5386  GOC
2 0 2824 01 ELIZABETH F. EBERLE             1802 GOEHMANN LANE                 FREDERICKSBURG, TX 78624-2935   19,364          PROXY
2 0 2824 02 DOROTHY ANN LEWIS               9507 AVENEL LANE                   PORT ST. LUCIE, FL 34986        12,102          PROXY
2 0 2824 03 JOHN R. FINLEY                  147 OVERHILL DRIVE                 BOARDMAN, OHIO 44512            12,102          PROXY
2 0 3060 00 MARGARET M. GEARY TRUST                                                                                     3,000  GOC
2 0 3590 00 ROBERT HESTON MARITAL TRUST                                                                                   604  GOC
2 0 3591 00 ROBERT HESTON RESIDUARY TRUST                                                                                 604  GOC
2 0 5332 00 ROBERT H. LOUGHMAN                                                                                          7,186  GOC
2 0 5535 00 NORMA MCCANN TRUST                                                                                         35,000  GOC
2 3 8340 00 LYDIA M. TAYLOR TRUST                                                                                       8,084  GOC
3 0 0776 00 GARY B. BAKER                   9743 AEGEAN COURT                  HUNTERSVILLE, NC 28078              80          PROXY
3 0 0786 00 MARY ELIZABETH BAKER            3690 HIGHLAND FAIRWAY BLVD.        LAKELAND, FL 33809                 686          PROXY
3 0 2776 00 LEONA FELLERS                   1210 RANKIN DRIVE                  ZANESVILLE, OHIO 43701            3003          PROXY
3 0 2778 00 ROBERT FELLERS                  1210 RANKIN DRIVE                  ZANESVILLE, OHIO 43701            3003          PROXY
3 0 3484 00 CHARLES S. HARRISON TRUST # 1   5550 HIGHVIEW DRIVE                ZANESVILLE, OHIO 43701             238          PROXY
3 0 3536 00 WALTER J. HECK                  1140 SW 22ND AVE VILLA 11-2        DELRAY BEACH, FL 33445           7,114          PROXY
3 0 3640 00 CONSTANCE M. STEPHENSON         2110 NORTH HAZEL AVENUE            ZANESVIILLE, OHIO 43701          3,828          PROXY
3 0 4678 00 FRANCES ELOISE JOHNSON                                                                                      1,236  GOC
3 0 4933 00 JULIANNA JOHNSON KINCAID        7730 INDIAN OAKS DRIVE APT 203     VERO BEACH, FL 32966            30,666          PROXY
3 0 5069 00 PAUL J. KUNKEL                  913 LOCUST AVENUE                  ZANESVILLE, OHIO 43701           2,396          PROXY
3 0 7069 00 CAROLE PICKWORTH                                                                                              440  GOC
3 0 7105 00 BETTY L. EMERY PLETCHER         57 HIGH POINT CIRCLE W. APT. 201   NAPLES, FL 34103-4244            6,800          PROXY
3 0 8020 00 JOANNA S. SNYDER SHELLY         141 LOGAN RANCH ROAD               GEORGETOWN, TX 78628             2,076          PROXY
3 3 0768 00 WILLIS B. BAILEY                                                                                             3000  GOC
3 3 0904 00 GEORGIA L. BENSON TRUST FBO MARK                                                                              550  GOC
3 3 0905 00 GEORGIA L. BENSON TRUST FBO MATT                                                                              550  GOC
3 3 1136 00 VIRGINIA V. BUCKNOR TRUST                                                                                      96  GOC
3 3 3217 00 SHIRLEY D. GORSUCH                                                                                          1,454  GOC
3 3 3805 00 RUTH M. HUGHES                                                                                              4,000  GOC
3 3 5592 00 A. E. MCGINNIS TRUST U/A                                                                                      996  GOC
3 3 5598 00 EDWIN MCHENRY TRUST                                                                                         5,968  GOC
3 3 8193 00 J.W. STRAKER FBO LAURA                                                                                        384  GOC
3 3 8194 00 J.W. STRAKER FBO SAMUEL                                                                                       384  GOC
3 3 8196 00 J.W. STRAKER FBO JORDAN                                                                                       384  GOC
3 3 8198 00 J.W. STRAKER FBO WM. PLOSSER                                                                                  384  GOC
3 3 8257 00 MARGARET H. SWINGLE TRUST                                                                                   2,420  GOC
3 3 8259 00 EARL B. SWINGLE JR. TRUST                                                                                     300  GOC
3 3 9213 00 RALPH E. WALTMAN TRUST                                                                                      4,444  GOC
3 3 9769 00 RUTH C. YOUNG TRUST                                                                                         2,000  GOC
3 4 7691 00 ST. JAMES EPISCOPAL CHURCH      155 NORTH SIXTH STREET             ZANESVILLE, OHIO 43701          12,100          PROXY
5 0 3452 00 RICHARD C. HARDESTY             2670 CENTER DRIVE                  ZANESVILLE, OHIO 43701             238          PROXY
5 0 3453 00 RICHARD C. HARDESTY # 2         2670 CENTER DRIVE                  ZANESVILLE, OHIO 43701             778          PROXY
5 0 8120 00 JOHN STEINBERGER                60068 QUILT ROAD                   NEW CONCORD, OHIO 43762            400          PROXY
5 0 8144 00 ALLISON M. STEWART              C/O WM STEWART,GDN,2775 MARTIN RD  ZANESVILLE, OHIO 43701             350          PROXY
5 0 8145 00 AMY E. STEWART                  C/O WM STEWART,GDN,2775 MARTIN RD  ZANESVILLE, OHIO 43701             350          PROXY
5 0 8146 00 BRIAN W. STEWART                C/O WM STEWART,GDN,2775 MARTIN RD  ZANESVILLE, OHIO 43701             350          PROXY
5 0 8147 00 DAVID T. STEWART                C/O WM STEWART,GDN,2775 MARTIN RD  ZANESVILLE, OHIO 43701             680          PROXY
5 0 8151 00 JESSICA L. STEWART              C/O WM STEWART,GDN,2775 MARTIN RD  ZANESVILLE, OHIO 43701             350          PROXY
5 0 9890 00 JUDITH B. ZINN                  515 NORTH SAMUEL DRIVE             ZANESVILLE, OHIO 43701          35,012          PROXY
5 1 4241 00 455 INVESTMENT CO, LTD                                                                                      1,000  GOC
5 2 0925 02 BETHESDA HLTH FDN UNRESTRICTED                                                                              8,140  GOC
5 2 3551 00 HELEN PURCELL HOME              C/O R MOEHRMAN,1854 NORWOOD BLVD.  ZANESVILLE, OHIO 43701           2,312          PROXY
5 2 5409 00 MATC                            C/O TRAFFORD DICK, 1555 NEWARK RD. ZANESVILLE, OHIO 43701             440          PROXY
5 6 7340 00 ELEANOR S. RANKIN                                                                                           6,156  GOC
6 4 1579 00 COUNTY SAVINGS 401K BANK STOCK  SEE RICH BRENNER/NAMES & SHARES                                    21,638          PROXY

                                                         BANCFIRST OHIO CORP

                                                  BANCFIRST OHIO CORP SHAREHOLDERS
ACCOUNT NUMBER/ACCOUNT NAME                           ADDRESS                                               PROXY SHS GOC SHS VOTING
Revised 3/31/98
6 4 2834 03 FNB 401K BANK STOCK             SEE RICH BRENNER/ NAMES & SHARES                                   35,380          PROXY
6 8 1896 00 JANE S. DONOHO                  439 WEST HIGHLAND DRIVE            ZANESVILLE, OHIO 43701             392          PROXY
6 8 1897 00 ROBERT S. DONOHO                439 WEST HIGHLAND DRIVE            ZANESVILLE, OHIO 43701             394          PROXY
6 8 1926 00 MARGARET J. DRAKE               6475 ADAMSVILLE ROAD               ZANESVILLE, OHIO 43701             146          PROXY
6 8 7722 00 KARL C. SAUNDERS                360 BROADVIEW AVENUE               ZANESVILLE, OHIO 43071           1,410          PROXY
6 8 7990 00 GARY C. SMITH                   16869 BRUSHY FORK ROAD, SE         NEWARK, OHIO 43055                 200          PROXY
6 8 8052 00 TRUDY MICHAELS                  P. O. BOX 8137                     ZANESVILLE, OHIO 43702-8137        180          PROXY
6 8 8199 00 JOHN W. STRAKER JR.             81 JOY LANE                        GRANVILLE, OHIO 43023              960          PROXY
6 8 8200 00 BRENT A. STUBBINS               728 CONVERS AVENUE                 ZANESVILLE, OHIO 43701             820          PROXY
6 8 8203 00 THOMAS L. STURTZ                1360 DEER RUN ROAD                 NEWARK, OHIO 43055                 204          PROXY
6 8 9171 00 PEGGY A. WAGNER                 3432 COLONY PARK COURT             ZANESVILLE, OHIO 43701             120          PROXY
9 9 BFOH FS BFOH FRACTIONAL SHARES                                             SEE RICH BRENNER                     1



THE FOLLOWING ACCOUNTS WILL HAVE PROXIES SENT TO THEM BY ADP (SHAREHOLDERS COMMUNICATONS)

5 6 3455 00 HARRY H. HARDESTY               2670 CAROL DRIVE                   ZANESVILLE, OHIO 43701             164          PROXY
5 6 5266 00 MILMAN H. LINN III              1169 PARKVIEW DRIVE                ZANESVILLE, OHIO 43701           14702          PROXY
5 6 8026 00 AMY L. SOBOTKA                  5696 TERRE PRINCE CT               DUBLIN, OHIO 43017                 180          PROXY
5 0 9417 00 DANA LINN WILLIAMS              410 FOX CHAPEL LANE                RADNOR, PA 19087                63,270          PROXY
5 7 3307 00 GUERNSEY MEMORIAL HOSPITAL      C/O DON HUSTON P.O.BOX 610         CAMBRIDGE, OHIO 43725-0610         700          PROXY
6 2 1642 03 PETER CULTICE                   CULTICE & BROWN, P O BOX 1230      ZANESVILLE, OHIO 43702             467          PROXY
6 2 1642 04 JAMES BROWN                     CULTICE & BROWN, P O BOX 1230      ZANESVILLE, OHIO 43702             120          PROXY
6 2 1642 05 SUSAN BROWN                     CULTICE & BROWN, P O BOX 1230      ZANESVILLE, OHIO 43702              56          PROXY
6 2 1642 06 MEREDITH NELSON                 CULTICE & BROWN, P O BOX 1230      ZANESVILLE, OHIO 43702              36          PROXY
6 2 4935 01 R. WILLIAM GEYER                P. O. BOX 1030                     ZANESVILLE, OHIO 43702             362          PROXY
6 2 4935 09 MONICA BAUGHMAN                 LAW OFFICES, P.O.BOX 1030          ZANESVILLE, OHIO 43702              36          PROXY
6 2 4935 14 ANDY VESELENAK                  LAW OFFICES, P.O.BOX 1030          ZANESVILLE, OHIO 43702             364          PROXY
6 2 4935 23 CYNTHIA CAMERON                 LAW OFFICES, P.O.BOX 1030          ZANESVILLE, OHIO 43702             115          PROXY
6 2 4935 25 JILL SMITH                      LAW OFFICES, P.O.BOX 1030          ZANESVILLE, OHIO 43702              36          PROXY
6 2 4935 29 CATHERINE CUNNINGHAM            LAW OFFICES, P.O.BOX 1030          ZANESVILLE, OHIO 43702             108          PROXY
6 3 4935 15 SUSAN MCCOLLISTER               LAW OFFICES, P.O.BOX 1030          ZANESVILLE, OHIO 43702             160          PROXY
6 8 0779 00 GARY B. BAKER                   9743 AEGEAN COURT                  HUNTERSVILLE, NC 28078           2,044          PROXY
6 8 0792 00 STEVEN R. BALDWIN               P. O. BOX 2687                     ZANESVILLE, OHIO 43702             230          PROXY
6 8 1321 00 RALPH W. CATER                  3665 FRAZEYSBURG ROAD              ZANESVILLE, OHIO 43701             371          PROXY
6 8 3042 00 JOSEPH H. GARNER                10750 BELLE DRIVE                  NORWICH, OHIO 43767                620          PROXY
6 8 3043 00 MARGARET A. GARNER              10750 BELLE DRIVE                  NORWICH, OHIO 43767                668          PROXY
6 8 3460 00 CONSTANCE A. HARDCASTLE         910 CENTER COURT                   ZANESVILLE, OHIO 43701             332          PROXY
6 8 3483 00 CHARLES S. HARRISON             5550 HIGHVIEW DRIVE                ZANESVILLE, OHIO 43701             196          PROXY
6 8 3485 00 SUE ELLEN HARRISON              5550 HIGHVIEW DRIVE                ZANESVILLE, OHIO 43701             286          PROXY
6 8 3547 00 EARL F. HEISE                   170 MONTGOMERY BLVD.               NEW CONCORD, OHIO 43762            650          PROXY
6 8 5275 0  MILMAN H. LINN III              1169 PARKVIEW DRIVE                ZANESVILLE, OHIO 43701          18,700          PROXY
6 8 5432 00 ROBERT L. MADIGAN               2853 CRESTWAY DRIVE                ZANESVILLE, OHIO 43701             582          PROXY
6 8 5433 00 SHIRLEY MADIGAN                 2853 CRESTWAY DRIVE                ZANESVILLE, OHIO 43701             572          PROXY
6 8 5659 00 NELSON MELICK                   8000 FULTON-ROSE ROAD              ROSEVILLE, OHIO 43777              264          PROXY
6 8 5663 00 JOHN MELSHEIMER                 2510 MONNIE PLACE                  ZANESVILLE, OHIO 43701             293          PROXY
6 8 5664 00 DEBRA MELSHEIMER                2510 MONNIE PLACE                  ZANESVILLE, OHIO 43701             293          PROXY
6 8 5832 00 MARY LEE MORGAN                 2670 EVA CIRCLE                    ZANESVILLE, OHIO 43701             108          PROXY
6 8 5833 00 MICHAEL F. MORGAN               2670 EVA CIRCLE                    ZANESVILLE, OHIO 43701             558          PROXY

                                                         BANCFIRST OHIO CORP

                                                  BANCFIRST OHIO CORP SHAREHOLDERS
ACCOUNT NUMBER/ACCOUNT NAME                           ADDRESS                                               PROXY SHS GOC SHS VOTING
Revised 3/31/98
6 8 6062 00 JAMES H. NICHOLSON (HERE)       956 SOUTHEAST COURT                ZANESVILLE, OHIO 43701             498          PROXY
6 8 7335 00 WILLIAM F. RANDLES              P. O. BOX 2665                     ZANESVILLE, OHIO 43702-2665      1,785          PROXY
6 8 7437 00 MAXINE RICE                     3031 LOOKOUT DRIVE                 ZANESVILLE, OHIO 43701             708          PROXY
6 8 7655 00 JOHN P. RYAN  (HERE)            1640 COACHLIGHT CIRCLE             NASHPORT, OHIO 43830               186          PROXY
6 8 7656 00 SHERRY L. RYAN                  1640 COACHLIGHT CIRCLE             NASHPORT, OHIO 43830               850          PROXY
6 8 7731 00 M. CHRISTINE SHILLING           2028 MYRTLE AVENUE                 ZANESVILLE, OHIO 43701              60          PROXY
6 8 7838 00 GEORGE W. SHEGOG JR.            15 SNOOTS LANE                     NEW CONCORD, OHIO 43762          1,626          PROXY
6 8 7839 00 NORBERT B. SHEGOG               2635 MEADOW ROAD                   CAMBRIDGE, OHIO 43725            1,734          PROXY
6 8 7840 00 SHARON L. SHEGOG                15 SNOOTS LANE                     NEW CONCORD, OHIO 43762            283          PROXY
6 8 8070 00 ELSIE SPILLMAN                  931 MERRICK DRIVE                  ZANESVILLE, OHIO 43701             300          PROXY

                                                                                                              334,337 104,150

            TOTAL SHARES IN NAME OF GRAND OLD CO                                                              438,487



            TOTAL TRUST HOLDINGS AS OF 3/31/98                                                                438,487



                                            FULL INVESTMENT DISCRETION BUT VOTE OWN PROXY                     218,664

                                            SELF DIRECTED..VOTE OWN PROXY                                     115,673

                                            TOTAL I/N/O GOC THAT VOTE OWN PROXY                               334,337

                                            FULL INVESTMENT TOTAL GOC VOTES FOR ADP PROXY                     104,150


                                            TOTAL                                                             438,487